MELLON FUNDS TRUST

                                DISTRIBUTION PLAN

      Introduction: It has been proposed that the above-captioned investment company (the "Trust"), consisting of distinct portfolios of shares (each a "Fund"), adopt a Distribution Plan (the "Plan") relating to its Dreyfus Premier shares in accordance with Rule 12b-1 promulgated under the Investment Company Act of 1940, as amended (the "Act"). Under the Plan, a Fund would pay the Trust's distributor (the "Distributor") for distributing the Dreyfus Premier shares of the Fund (each such Fund as set forth on Exhibit A hereto, as such Exhibit may be revised from time to time). Pursuant to the Act and said Rule 12b-1, this written plan describing all material aspects of the proposed financing is being adopted by the Trust, on behalf of each Fund.

      The Trust's Board, in considering whether a Fund should implement a written plan with respect to its Dreyfus Premier shares, has requested and evaluated such information as it deemed necessary to make an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use Fund assets attributable to its Dreyfus Premier shares for such purposes.

      In voting to approve the implementation of such a plan with respect to a Fund's Dreyfus Premier shares, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and the holders of its Dreyfus Premier shares.

      The Plan: The material aspects of this Plan as it relates to Dreyfus Premier shares of a Fund are as follows:

      1. A Fund shall pay to the Distributor a distribution fee at an annual rate of either (i) 0.75% (in the case of an equity Fund) or (ii) 0.50% (in the case of a bond Fund) of the value of the Fund's average daily net assets attributable to its Dreyfus Premier shares, to be used by the Distributor for any distribution-related expenses including, without limitation, reimbursement of payments made to third parties primarily intended to result in the sale of Dreyfus Premier shares or any predecessor or successor shares thereto, and for the printing of prospectuses for distribution to persons who are not shareholders of a Fund.

      2. For purposes of determining the fee payable under this Plan with respect to Dreyfus Premier shares of a Fund, the value of the Fund's net assets attributable to its Dreyfus Premier shares shall be computed in the manner specified in the Trust's trust documents as then in effect or in the Trust's then current Prospectus and Statement of Additional Information for the computation of the value of the Fund's net assets attributable to Dreyfus Premier shares.

      3. The Trust's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan with respect to Dreyfus Premier shares of a Fund. The report shall state the purpose for which the amounts were expended.

      4. This Plan shall become effective with respect to Dreyfus Premier shares of a Fund upon the approval by: (a) the holders of at least a majority of the Fund's outstanding voting shares of the Dreyfus Premier class if adopted after the public offering of such shares or the sale of such shares to persons who are not affiliated persons of the Trust, affiliated persons of such persons, promoters of the Trust, or affiliated persons of such promoters (as such terms are defined in the Act); and (b) a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

      5. This Plan shall continue with respect to Dreyfus Premier shares of a Fund for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue with respect to Dreyfus Premier shares of that Fund automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4(b) hereof.

      6. This Plan may be amended, with respect to Dreyfus Premier shares of a Fund, at any time by the Trust's Board, provided that (a) any amendment to increase materially the costs that Dreyfus Premier shares of a Fund may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of the Fund's outstanding voting shares of that Class, and
(b) any material amendments of the terms of this Plan as it relates to Dreyfus Premier shares of a Fund shall become effective only upon approval as provided in paragraph 4(b) hereof.

      7. This Plan may be terminated, with respect to Dreyfus Premier shares of a Fund, without penalty at any time by (a) a vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) a vote of the holders of a majority of the Fund's outstanding voting shares of the Dreyfus Premier class.

      8. While this Plan is in effect, the selection and nomination of Board members who are not "interested persons" (as defined in the Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan shall be committed to the discretion of the Board members who are not "interested persons."

      9. The Trust will preserve copies of this Plan, any related agreement and any report made pursuant to paragraph 3 hereof, for a period of not less than six (6) years from the date of this Plan, such agreement or report, as the case may be, the first two (2) years of such period in an easily accessible place.

      IN WITNESS WHEREOF, the Trust has adopted this Plan as of the 5th day of March, 2002, effective as of May 15, 2002.


Revised: December 16, 2002




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                                    Exhibit A


Mellon Mid Cap Stock Fund (equity Fund)
Mellon National Intermediate Municipal Bond Fund (bond Fund)
Mellon Massachusetts Intermediate Municipal Bond Fund (bond Fund)



Revised: December 16, 2002